UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Bid Price Compliance

As previously reported by Hongli Group Inc. (Nasdaq: HLP) (the “Company”), on July 10, 2025, the Company received a deficiency letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Notice informed the Company that, based upon the closing bid price of the Company’s ordinary shares (“Ordinary Shares”) over the 30 consecutive business day period between May 27, 2025 and July 9, 2025, the Company was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share of its Ordinary Shares for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

On October 3, 2025, the Company received a notification letter from Nasdaq, dated October 2, 2025, stating that the Company has regained compliance with the Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Ordinary Shares has been trading at $1.00 per share or greater for the last 12 consecutive business days from September 16, 2025 to October 1, 2025. Accordingly, Nasdaq has considered that the Company has regained compliance with the Minimum Bid Price Requirement and this matter is now closed.

On October 6, 2025, the Company published a press release entitled “Hongli Group Inc. Announces Compliance with Nasdaq Minimum Bid Price Requirement”, a copy of which is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: October 7, 2025	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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